The Manitowoc Company, Inc.	Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio data)

	For the Year Ended December 31,
	2007	2006	2005	2004	2003	2002

Earnings from continuing operations before income taxes	$463.0	$244.9	$73.9	$47.0	$10.5	$60.9
Fixed charges	45.6	54.2	61.0	62.9	61.6	57.4
Total earnings available for fixed charges	$508.6	$299.1	$134.9	$109.9	$72.1	$118.3

Fixed charges:
Interest expense	$35.2	$44.9	$51.7	$52.9	$52.8	$46.5
Amortization of deferred financing costs (1)	1.1	1.4	2.1	3.1	2.9	4.1
Portion of rent deemed interest factor (2)	9.3	7.9	7.2	6.9	5.9	6.8
Total fixed charges	$45.6	$54.2	$61.0	$62.9	$61.6	$57.4

Ratio of earnings to fixed charges	11.2x	5.5x	2.2x	1.8x	1.2x	2.1x

Notes for explanations:

(1)     Amortization of deferred financing costs is included in interest expense in the company’s Consolidated Statement of Operations:

Interest expense per Consolidated Statements of Operations	$36.3	$46.3	$53.8	$56.0	$55.7	$50.6
Less amortization of deferred financing costs	1.1	1.4	2.1	3.1	2.9	4.1
Interest expense	$35.2	$44.9	$51.7	$52.9	$52.8	$46.5

(2)     One third of all rent expense is deemed representative of the interest factor